UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”), at a purchase price of $5.05 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By amending and restating the last sentence in the third full paragraph on page 21 under the heading “Recommendation of the Board—Background” in its entirety as follows:

“Following further negotiations and exchanges of versions of the draft term sheet, on October 2, 2013, Company C and Mindspeed executed a non-binding letter of intent providing for the sale of the wireless business unit to Company C for $12.0 million (or approximately $0.22 per Share) in cash, including assumption of liabilities relating to the leases in Bath, England and Beijing, China as well as a portion of a lease in Newport Beach, California.”

By amending and restating the last sentence in the fourth full paragraph on page 24 under the heading “Recommendation of the Board—Background” in its entirety as follows:

“Although the proposal improved on the fixed portion of MACOM’s prior offer, it resulted in an incremental payment to stockholders of less than what could potentially be realized if Mindspeed proved successful in (a) obtaining MACOM’s agreement to distribute the net proceeds from the wireless divestiture to Mindspeed stockholders, (b) maintaining the proposed gross purchase price of $12.0 million (or approximately $0.22 per Share) in its negotiations with Company C (and/or minimizing in its negotiations with MACOM the deductions from the gross purchase price that would impact the calculation of the net proceeds from the wireless divestiture, such that on a pro rata basis net proceeds would exceed $0.05 per Share), (c) executing the definitive agreements regarding a wireless divestiture, and (d) closing the wireless divestiture.”

By inserting the following after the end of the first paragraph on page 35 under the heading “Opinion of Morgan Stanley & Co. LLC—Public Trading Comparables Analysis”:

“The following table presents the results of this analysis:

	Aggregate Value / CY2014 Revenue	Price / Earnings Per Share
Low	0.5x	9.5x
Median	1.8x	19.1x
Mean	1.6x	20.4x
High	2.9x	47.4x”

By amending and restating the last two sentences in the second paragraphs of page 36 under the heading “Opinion of Morgan Stanley & Co. LLC—Public Trading Comparables Analysis” in their entirety as follows:

“For purposes of this analysis and other analyses described below, Morgan Stanley utilized the Wireless Wind Down scenario prepared by the Company’s management, which we refer to as the management case, which is more fully described in “Item 4. The Solicitation or Recommendation—Projected Financial Information,” and assumed a tax rate of 35%. Given that no definitive agreement to sell the Wireless segment had been reached at the time the merger agreement was entered into, Morgan Stanley believed it was appropriate to use the Wireless Wind Down scenario as opposed to the Wireless Divestiture scenario.”

By amending and restating the third full paragraph on page 36 under the heading “Opinion of Morgan Stanley & Co. LLC—Public Trading Comparables Analysis” in its entirety as follows:

“Morgan Stanley calculated the estimated implied value per Share as of November 4, 2013 as follows:

	Mindspeed Statistic	Selected Representative Multiple Range	Implied Present Value Per Share
Fiscal Year 2014 Revenue

Aggregate Value to Annualized Estimated Q1 2014 Revenue	$116 million	1.0x – 2.0x	$1.92 – $4.34
Aggregate Value to Estimated 2014 Revenue	$130 million	1.0x – 2.0x	$2.23 – $4.86
Fiscal Year 2014 Net Income

Equity Value to Estimated 2014 Net Income	$12 million	10.0x – 15.0x	$2.68 – $3.25”

By amending and restating the last paragraph on page 36 under the heading “Opinion of Morgan Stanley & Co. LLC—Discounted Equity Value Analysis” in its entirety as follows:

    “Discounted Equity Value Analysis.

    Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future net income and a potential range of earnings multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used fiscal year 2015 and fiscal year 2016 net income estimates based on the management case. Morgan Stanley applied a range of earnings multiples (derived from the public trading comparables analysis above) to these estimates and applied a discount rate of 16.3%, which is the midpoint of the discount rate utilized in the discounted cash flow analysis described below. In its analysis, Morgan Stanley treated the Company’s 2017 convertible notes as debt.

    Morgan Stanley performed this analysis both with and without taking into account the impact of Mindspeed’s existing U.S. federal net operating loss carry-forwards, which we refer to as NOLs. Morgan Stanley calculated the net present value, as of November 4, 2013, of Mindspeed’s NOL usage for the years 2014 through 2033 to be $0.74 per Share. Morgan Stanley utilized a discount rate of 16.3%, which is the midpoint of the discount rate utilized in the discounted cash flow analysis described below. Mindspeed’s NOL usage utilized by Morgan Stanley for purposes of its analysis was as follows:

	FY 2014E	FY 2015E	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E- 2033E
	$ in millions
NOLs Used	(12)	(13)	(12)	(14)	(12)	(13)	(14)	(15)	(17)	(21)
Cash Tax Benefit	4	4	4	5	4	4	5	5	6	7”

By amending and restating the second paragraph on page 37 under the heading “Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis” in its entirety as follows:

    “For purposes of its discounted cash flow analysis, Morgan Stanley defined (a) Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, stock-based compensation and related payroll costs, restructuring charges, goodwill and other asset impairment charges, acquisition-related costs, profit in acquired inventory, non-recurring legal and settlement costs, strategic alternatives process costs, employee separation costs, and integration costs and (b) unlevered free cash flow as Adjusted EBITDA less (i) after-tax stock based compensation expense (taking into account the headcount reductions contemplated by the Wireless Wind Down scenario), (ii) taxes, (iii) capital expenditures and (iv) change in net working capital. For purposes of its analysis, Morgan Stanley assumed restructuring charges of $15 million incurred entirely in 2014. Morgan Stanley believed deducting after-tax stock based compensation expense to be an appropriate adjustment given (i) Mindspeed had historically compensated its employees with a material amount of equity awards (e.g., in fiscal year 2012 stock based compensation expense was approximately $11 million and in fiscal year 2013 stock based compensation expense was approximately $12 million, (ii) Mindspeed expected to compensate its employees with a material amount of equity awards in the future, (iii) Mindspeed constructed its financial projections on the basis that Mindspeed would compensate, in part, its employees with equity awards, and (iv) Mindspeed’s peers within the semiconductor industry regularly use equity awards as a component of compensation. The unlevered free cash flows utilized by Morgan Stanley for purposes of its analysis were as follows:”

By inserting the following phrase at the end of the last sentence of the third paragraph on page 37 under the heading “Opinion of Morgan Stanley & Co. LLC—Discounted Cash Flow Analysis”:

“(as described in the discounted equity value analysis above).”

By amending and restating the table contained in the first full paragraph on page 38 and the paragraph immediately following it on page 39 under the heading “Opinion of Morgan Stanley & Co. LLC— Analysis of Precedent Transactions” in their entirety as follows:

“Selected Semiconductor Sector Transactions (Target / Acquiror / Date Announced)

•	Actel Corporation / Microsemi Corporation / October 4, 2010

•	Advanced Analogic Technologies Incorporated / Skyworks Solutions, Inc. / May 26, 2011*

•	AuthenTec, Inc. / Apple Inc. / July 27, 2012

•	BCD Semiconductor Manufacturing Limited / Diodes Incorporated / December 26, 2012

•	Beceem Communications Inc. / Broadcom Corporation / October 13. 2010

•	Conexant Systems Inc. / Golden Gate Capital / February 23, 2011*

•	Gennum Corporation / Semtech Corporation / January 23, 2012*

•	Link_A_Media Devices Corporation / SK Hynix, Inc. / June 20, 2012

•	LTX-Credence Corporation / Verigy, Ltd. / November 18, 2010 (Withdrawn)

•	Micronetics, Inc. / Mercury Systems, Inc. / June 11, 2012

•	Microtune, Inc. / Zoran Corporation / September 8, 2010

•	MOSAID Technologies Inc. / Sterling Partners / October 27, 2011

•	PLX Technology, Inc. / Integrated Device Technology, Inc. /April 30, 2012 (Withdrawn)*

•	Provigent Inc. / Broadcom Corporation / March 21, 2011

•	Ramtron International Corporation / Cypress Semiconductor Corporation / June 12, 2012

•	SandForce, Inc. / LSI Corporation / October 26, 2011

•	Silicon Storage Technology, Inc. / Microchip Technology Incorporated / February 3, 2010

•	SMART Modular Technologies, Inc. / Silver Lake / April 26, 2011

•	Standard Microsystems Corp. / Microchip Technology Incorporated / May 2, 2012*

•	Symmetricom, Inc. / Microsemi Corporation / October 21, 2013

•	Techwell, Inc. / Intersil Corporation / March 22, 2010*

•	Telular Corporation / Avista Capital / April 29, 2013

•	Toko, Inc. / Murata Manufacturing Co., Ltd. / February 13, 2013

•	Trendchip Technologies Corp. / Ralink Technology, Corp. / March 11, 2010

•	Virage Logic Corporation / Synopsys, Inc. / June 10, 2010

•	Volterra Semiconductor Corporation / Maxim Integrated Products, Inc. / August 15, 2013*

•	White Electronic Designs Corporation / Microsemi Corporation / March 30, 2010

•	Wintegra, Inc. / PMC-Sierra, Inc. / October 21, 2010

•	Zarlink Semiconductor Inc. / Microsemi Corporation / July 20, 2011*

•	Zoran Corporation / CSR plc / February 21, 2011

For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (2) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); and (3) the multiple of aggregate value of the transaction to next twelve months estimated revenue. For purposes of this analysis, Morgan Stanley determined that certain of these transactions (denoted with an “*”) were more relevant to its analysis, because, among other things, the acquired companies were engaged in the design of high performance analog and mixed-signal semiconductor devices which have similar characteristics, revenue growth rates and profitability as Mindspeed’s products. The following table presents the results of this analysis:

	Aggregate Value / NTM Revenue	Premium to 1-Day Prior Closing Share Price	Premium to 30-Day Average Closing Share Price

All Transactions
Low	0.3x	(20.9%)	(13.7%)
Median	1.7x	43.0%	44.3%
Mean	2.2x	45.6%	48.3%
High	4.9x	120.3%	124.1%

Selected Transactions
Low	1.6x	11.1%	38.5%
Median	2.3x	51.0%	51.3%
Mean	2.5x	55.1%	61.2%
High	4.1x	120.3%	124.1%”

By amending and restating the table contained in the second full paragraph on page 39 under the heading “Opinion of Morgan Stanley & Co. LLC— Analysis of Precedent Transactions” in its entirety as follows:

	Mindspeed Statistic	Selected Representative Multiple Range	Implied Present Value Per Share
“Fiscal Year 2014 Revenue
Aggregate Value to Annualized Estimated Q1 2014 Revenue	$116 million	1.5x – 2.5x	$3.21 – $5.44
Aggregate Value to Estimated 2014 Revenue	$130 million	1.5x – 2.5x	$3.63 – $6.10
Premia
Premium to 1-Day Prior Closing Share Price	$2.29	20.0% – 40.0%	$2.75 – $3.21
Premium to 30-Day Average Closing Share Price	$2.86	30.0% – 50.0%	$3.71 – $4.29”

By inserting the following sentence in its entirety at the end of the last paragraph on page 40 under the heading “Opinion of Morgan Stanley & Co. LLC—General”:

“Further, Mr. Edelstone was a senior member of a team at another investment bank that worked on Parent’s initial public offering in March 2012 and arranged Parent’s credit facility. Mr. Edelstone was approached to join the board of directors of Parent in January 2013, and was appointed to the board of directors of Parent in March 2013.”

By inserting the following sentence in its entirety at the end of the third paragraph on page 44 under the heading, “Opinion of Needham & Company, LLC—Selected Transaction Analysis”:

“Needham & Company did not conduct any “benchmarking” analysis of the companies involved in the selected transactions that would compare various financial multiples and ratios of the Company and the companies set forth in the table above because such an analysis is not typically conducted with respect to companies involved in a selected transactions analysis.”

By amending and restating the first two paragraphs on page 45 under the heading “Opinion of Needham & Company, LLC—Discounted Cash Flow Analysis” in their entirety as follows:

“Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company’s management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fiscal years 2014 through 2018 using discount rates ranging from 17.0% to 21.0%. Needham & Company then calculated a range of illustrative terminal enterprise values as of the end of 2018 by applying multiples ranging from 8.0x to 12.0x to the Company’s management’s estimate of its fiscal year 2018 EBITDA. The range of multiples was selected by Needham & Company utilizing its professional judgment and experience. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 17.0% to 21.0%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s cash and subtracted the Company’s debt to arrive at the ranges of implied present equity values. The range of discount rates, reflecting an estimated range of weighted average costs of capital of the Company, was selected by Needham & Company utilizing its professional judgment and experience after taking into account, among other things, a risk-free rate based upon the U.S. Government 20-year Treasury yield, a market risk premium and size premium based upon data from Ibbotson Associates, a levered beta estimate based upon Bloomberg financial databases, and the after-tax cost of the Company’s debt, as estimated by the Company’s management. Needham & Company made these calculations assuming two cases—one assuming sale of the Company’s wireless business unit, and one not assuming the wind-down of the wireless business unit. This analysis indicated an implied per Share equity reference range for the Company of $2.91 to $4.61 assuming the sale of the wireless business unit, and $2.54 to $4.23, assuming the wind-down of the wireless business unit, as compared to the Merger Consideration of $5.05 per Share.

For purposes of its discounted cash flow analysis, Needham & Company defined (a) Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation, and non-recurring items such as goodwill impairment, impairment of intangible assets, acquisition-related costs and restructuring charges and (b) unlevered free cash flow as Adjusted EBITDA less net taxes, less capital expenditures, plus or minus change in net working capital, less restructuring expenses related to the sale or wind-down of the wireless business unit, as the case may be, and, in the case of the sale of the wireless business unit, plus proceeds from such sale, as estimated by Company management. In its analysis, Needham & Company did not take into account the Company’s existing NOLs; rather, Needham & Company’s analysis used in the calculation of Adjusted EBITDA a low tax rate estimated by Company management. The unlevered free cash flows utilized by Needham & Company for purposes of its discounted cash flow analysis, which were based upon projections and estimates by Company management, were as follows:”

By amending and restating the last paragraph and table on page 44 under the heading “Opinion of Needham & Company, LLC—Selected Transaction Analysis” in their entirety as follows:

“The following tables set forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	2.6x	0.1x	1.3x	1.1x	1.8x
Enterprise value to LTM adjusted EBITDA	16.1x	6.7x	10.9x	10.3x	15.8x

Enterprise Value to LTM
Transaction	Revenues	Adjusted EBITDA

Diodes Incorporated / BCD Semiconductor Manufacturing Limited	0.9x	8.2x
Cypress Semiconductor Corporation / Ramtron International Corporation	1.7x	12.5x
Skyworks Solutions, Inc. / Advanced Analogic Technologies Incorporated	2.4x	NM
Zoran Corporation / Microtune, Inc.	1.0x	NM
Microsemi Corporation / White Electronic Designs Corporation	1.7x	16.1x
Microchip Technology Incorporated / Silicon Storage Technology, Inc.	0.6x	NM
ON Semiconductor Corporation / California Micro Devices Corporation	2.3x	NM
IXYS Corporation / ZiLOG, Inc.	1.1x	NM
Atheros Communications, Inc./ Intellon Corporation	2.6x	NM
Integrated Device Technology, Inc. / Tundra Semiconductor Corporation	0.9x	6.7x
Exar Corporation / hi/fn, inc.	0.8x	NM
CSR plc / SiRF Technology Holdings, Inc.	0.1x	NM

NM: Not meaningful. Negative values and EBITDA multiples exceeding 20.0x were considered not meaningful.”

By amending and restating the third sentence in the last paragraph on page 46 under the heading “Opinion of Needham & Company, LLC—Discounted Cash Flow Analysis” as follows:

“In the past two years, Needham & Company has provided investment banking and financial advisory services to the Company and Parent for which it has received compensation. Needham & Company acted as financial advisor to the Company in connection with the August 2012 renewal of the Company’s Section 382 rights agreement. Needham & Company acted as an underwriter in connection with Parent’s March 2012 initial public offering, for which Needham & Company received fees aggregating approximately $345,000. This participation in Parent’s initial public offering was not discussed with the Board before its retention of Needham & Company.”

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the third sentence of the first full paragraph on page 57 under the heading “Certain Litigation” as follows:

“Those cases were captioned Marchese v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013) (the “Marchese Action”); Iacobellis v. Decker, et al., Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Pogal v. Mindspeed Technologies, Inc., et al., Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Swain v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Miller v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687951-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 13, 2013); Durand v. Decker, et. al., Case No. 9080 (Del. Ch. Ct. Nov. 14, 2013); Tassa v. Mindspeed Technologies, Inc., et al., Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); Feuerstein v. Mindspeed Technologies, Inc., et al., Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 9105 (Del. Ch. Ct. Nov. 19, 2013) (the “Hoffman Action”); and Vinciguerra v. Mindspeed Technologies, Inc., et al., Case No. 9107 (Del. Ch. Ct. Nov. 20, 2013).”

By inserting the following paragraphs in their entirety after the first full paragraph on page 57 under the heading “Certain Litigation”:

“On November 22, 2013, an amended complaint was filed in the Hoffman Action. The amended complaint includes similar allegations to the original complaint, along with claims that the Statement included misstatements or omissions of material facts. On November 25, 2013, a motion for preliminary injunction was filed in the Delaware Court of Chancery for the Hoffman Action. On December 3, 2013, all of the complaints filed in the Delaware Court of Chancery were consolidated (the “Delaware Actions”). On December 4, 2013, the Delaware Court of Chancery set a schedule for the briefing of the preliminary injunction motion in the Delaware Actions and a hearing was scheduled for December 11, 2013.

On December 6, 2013, plaintiffs in the Delaware Actions filed their brief in support of a motion to enjoin the proposed Merger. While Mindspeed MACOM, Purchaser and the other defendants (collectively, the “Defendants)” believe that all of the lawsuits are without merit, and Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants have concluded that it is desirable that the Delaware Actions be resolved. On December 9, 2013, the Defendants’ and plaintiffs’ counsel in the Delaware Actions entered into a memorandum of understanding to settle the Delaware Actions and to resolve all allegations which were brought or could have been brought by the purported class of Mindspeed shareholder plaintiffs. The proposed settlement, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the proposed Merger. There can be no assurance that the settlement will be finalized or that the Delaware Court of Chancery will approve the settlement. In exchange for the releases, Mindspeed has agreed to provide additional supplemental disclosures to the Statement as set forth in this Amendment. The motion for a preliminary injunction was withdrawn and the hearing vacated in the Delaware Actions.

On November 27, 2013, the Defendants and the plaintiffs in each of five actions filed in the California Superior Court for Orange County signed a stipulation to consolidate the actions into the Marchese Action. On December 5, 2013, an amended complaint was filed in the Marchese Action. The amended complaint includes similar allegations to the original complaint along with claims that the Statement included misstatements or omissions of material facts. On December 5, 2013, plaintiffs filed an ex parte application for an order shortening time in which to bring a motion for expedited discovery, which was denied on December 6, 2013.”

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Brandi R. Steege
	Name:	Brandi R. Steege
	Title:	Senior Vice President and General Counsel

Dated: December 10, 2013